Via Facsimile and U.S. Mail
Mail Stop 6010

June 18, 2008

China Aoxing Pharmaceutical Company, Inc.
Attn: Zhenjiang Yue
444 Washington Boulevard, Unit 2424
Jersey City, NJ 07310

Re: China Aoxing Pharmaceutical Company, Inc.
**   Form 10-KSB for Fiscal Year ended June 30, 2007**
**   File No. 001-32674**

Dear Mr. Yue:

We have reviewed your April 14, 2008 response to our February 29, 2008 letter and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Note 1 – Business Description and Reverse Merger, page F-6

1. We acknowledge your response to prior comment two. Please provide us with your proposed revisions to the financial statements to reflect the minority interest, including any disclosures required by paragraph 26 of SFAS 154.

Summary of Significant Accounting Policies, page F-7

2. We acknowledge your response to prior comment three. However, your proposed revised disclosure does not meet all of the requirements of SFAS 123(R). As previously requested, please provide all disclosures required by paragraph 64 of SFAS 123(R), including the amount of compensation expense recognized in the statement of operations for each period. Illustrations for how the disclosure requirements might be satisfied and the minimum information needed to achieve the objectives of paragraph 64 can be found in paragraphs A240 and A241 of SFAS 123(R).

Note 8. Convertible Debentures, page F-11

3. We acknowledge your response to prior comment six. Please provide us with your proposed revisions to the financial statements to reflect the bifurcation of the embedded conversion features, including any disclosures required by paragraph 26 of SFAS 154. Explain how you measured the fair value of the embedded conversion features at the date of issuance and at each subsequent balance sheet date.

4. We acknowledge your response to prior comment seven. Please explain in more detail why you believe that equity classification of the warrants is appropriate under paragraphs 19-20 of EITF 00-19. Paragraph 19 of EITF 00-19 specifies that a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In this analysis, you must consider the maximum number of shares that could be required to be delivered during the contract period under existing commitments. Since the 10% convertible debentures could result in the issuance of an indeterminate number of shares, as described in paragraph 20 of EITF 00-19, it would appear that you would be unable to conclude that you would have sufficient authorized and unissued shares to control settlement of the warrants, and accordingly, the warrants would be required to be classified as liabilities at fair value and remeasured at each subsequent balance sheet date, with changes in fair value recorded in earnings. Please advise and, if you agree that the warrants should be classified as liabilities, provide us with your proposed revisions to the financial statements relating to this accounting treatment.

5. We acknowledge your response to prior comment eight. Since you state that the embedded conversion features of the debentures are required to be bifurcated and accounted for as separate derivatives, and it appears that the warrants are also required to be classified as liabilities rather than equity under EITF 00-19 as discussed above, we believe that the relative fair value method outlined in APB 14 is not applicable to these instruments (since other guidance requires the instruments to be accounted for as derivatives at fair value). For additional guidance, you may refer to Section II.B of the Current Accounting Disclosure Issues in the Division of Corporation Finance, which can be obtained at: http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please advise, and provide us proposed revisions to the financial statements, as applicable.

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

Zhenjiang Yue
China Aoxing Pharmaceutical Company, Inc.
June 18, 2008
Page 3

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant